8. PROXY VOTING

At a Special Meeting of Shareholders of the Fund, held at the offices of Gemini Fund Services,LLC, 80 Arkay
Drive, Suite 110, Hauppauge, NY 11788, on Friday,
March 22, 2013,shareholders of record as of the close of business on February 13, 2013 voted to approve the following proposal:

Proposal 1: To approve a new Investment Advisory Agreement between the Northern LightsFund Trust and Kerns Capital
Management, Inc.:

Shares Voted 	Shares Voted Against
In Favor 	or Abstentions
2,814,780 	2,694